                                                                   EXHIBIT (20)
                               QUARTERLY REPORT

REPORT TO SHAREHOLDERS

Our new patented enhanced High Definition(R) and Raised Profile(TM) Prestique(R) premium laminated fiberglass asphalt shingles are being received very well in the market. Shipments are growing again, and prices are beginning to improve. Our new Shafter, California laminated asphalt shingle plant is in start-up, and we expect production operations to get underway within a matter of weeks. Our Industrial Products group has achieved a significant turnaround in operations. While sales and earnings are still below year-ago levels, we believe the growing demand for our Elk Prestique shingles and the continued improvement of our Industrial Products segment will result in higher sales and earnings in fiscal 1996.

OPERATING HIGHLIGHTS

Income from continuing operations and net income were $1,614,000, or $.18 per share, on sales of $37,816,000 for the third quarter. In last year's third quarter, Elcor reported income from continuing operations of $3,454,000, or $.39 per share, and net income of $2,749,000, or $.31 per share, including a loss from discontinued operations of $705,000, or $.08 per share. Fiscal 1994 third-quarter sales were $37,961,000.

     For the first nine months ending March 31, 1995, Elcor reported income from continuing operations and net income of $5,937,000, or $.67 per share, on sales of $112,266,000, compared to income from continuing operations of $10,653,000, or $1.20 per share, and net income of $9,827,000, or $1.10 per share in the year-ago period. Net income in the prior year period included a loss from discontinued operations of $1,494,000, or $. 17 per share, and a gain of $668,000, or $.07 per share, for the cumulative effect of a change in accounting for income taxes, in accordance with the Statement of Accounting Standards No. 109, Accounting for Income Taxes. Sales were $117,775,000 in the first nine months last year.

FINANCIAL POSITION

Elcor maintains a strong financial position with $90 million in shareholders' equity and $17.8 million in long-term debt, as of March 31, 1995. Long-term debt amounted to only 16.5% of total invested capital at quarter end.

     During the first nine months of fiscal 1995, we invested about $32 million to increase productivity and to expand operations. These investments were financed with cash flow from operations, available cash and $17.8 million of borrowings under the company's $50 million unsecured three-year revolving credit facility. On April 24, 1995, the company received about $5.4 million in cash from the sale of its Amdura Corporation Preferred Stock.

OPERATIONS

Despite lower results, the outlook for the Roofing Products segment brightened as the quarter progressed. Elk reported a 6% increase in shipments of Prestique premium laminated fiberglass asphalt shingles compared to the year-ago third quarter. However, lower average selling prices and mix changes, combined with higher transportation/distribution costs, resulted in 4% lower net sales for the quarter and significantly lower operating income than in the same quarter last year.

     A modest price increase was implemented on March 1, 1995, and a second price increase has been announced for June 1, 1995. Since then, prices have remained firm and most manufacturers have announced a further price increase to become effective in May or June, 1995. Good market demand throughout the country, plus higher fiberglass and asphalt raw material costs, should support a further price increase in the June quarter.

     In addition, roofing contractors and distributors in California expect brisk demand for calendar year 1995. That state's record rainfall during this year's March quarter should substantially increase demand as many homeowners replace leaking roofs. Elk's new California plant is well positioned to supply this anticipated increased demand. Shafter will produce Elk's patented new enhanced High Definition and Raised Profile Prestique premium laminated fiberglass asphalt shingles, which will be introduced into the Western States market when the Shafter plant begins shipments this spring.

     Construction of Elk's new $30 million nonwoven fiberglass mat plant at its Ennis, Texas facility is underway, with start-up operations expected in the spring of 1996. During the March quarter, a decision was implemented to increase the initial capacity of the plant to 75 million squares per year (7.5 billion square feet) while operating at 1,500 feet per minute on a 2.0 pounds per square fiberglass roofing mat, rather than wait until 1998 to increase capacity.

     Our Industrial Products segment reported substantially improved third quarter operating results. This segment achieved both higher sales and operating profits in the March quarter than the earlier quarters of this fiscal year. Its Chromium Corporation subsidiary continued a significant turnaround in performance, offsetting lower operating results for Ortloff Engineers, which reported lower patent licensing income during this year's third quarter.

                        CONDENSED RESULTS OF OPERATIONS




- -----------------------------------------------------------------------------------------------------------------------------------
(Unaudited, $ in thousands except per share data)              Third Quarter                                        Trailing
                                                            Three Months Ended        Nine Months Ended        Twelve Months Ended
                                                                 March 31,                March 31,                 March 31,
                                                             1995        1994         1995         1994         1995        1994
                                                          ---------   ---------    ---------    ---------    ---------    ---------
SALES .................................................   $  37,816   $  37,961    $ 112,266    $ 117,775    $ 151,522    $ 159,546
                                                          ---------   ---------    ---------    ---------    ---------    ---------
COSTS AND EXPENSES:
 Cost of sales ........................................      27,736      26,657       82,265       82,933      106,891      111,460
 Selling, general & administrative ....................       7,388       5,874       20,433       18,086       27,283       23,869
 Interest and dividend (income) expense, net ..........          39         (98)        (115)        (311)        (208)        (139)
                                                          ---------   ---------    ---------    ---------    ---------    ---------
Total Costs and Expenses ..............................      35,163      32,433      102,583      100,708      133,966      135,190
                                                          ---------   ---------    ---------    ---------    ---------    ---------

INCOME FROM CONTINUING OPERATIONS
 BEFORE INCOME TAXES ..................................       2,653       5,528        9,683       17,067       17,556       24,356
Provision for income taxes ............................       1,039       2,074        3,746        6,414        6,701        9,236
                                                          ---------   ---------    ---------    ---------    ---------    ---------
INCOME FROM CONTINUING OPERATIONS .....................       1,614       3,454        5,937       10,653       10,855       15,120
                                                          ---------   ---------    ---------    ---------    ---------    ---------

DISCONTINUED OPERATIONS:
 Operating loss, net of tax ...........................           0        (623)           0       (1,412)           0       (1,782)
 Loss on disposal, net of tax .........................           0         (82)           0          (82)           0          (82)
                                                          ---------   ---------    ---------    ---------    ---------    ---------
LOSS FROM DISCONTINUED OPERATIONS .....................           0        (705)           0       (1,494)           0       (1,864)
                                                          ---------   ---------    ---------    ---------    ---------    ---------

INCOME BEFORE CHANGE IN ACCOUNTING ....................       1,614       2,749        5,937        9,159       10,855       13,256
Cumulative effect of change in
 accounting for income taxes ..........................           0           0            0          668            0          668
                                                          ---------   ---------    ---------    ---------    ---------    ---------
NET INCOME ............................................   $   1,614   $   2,749    $   5,937    $   9,827    $  10,855    $  13,924
                                                          =========   =========    =========    =========    =========    =========
INCOME (LOSS) PER COMMON SHARE:
 From continuing operations ...........................   $    0.18   $    0.39    $    0.67    $    1.20    $    1.22    $    1.75
 From discontinued operations .........................        0.00       (0.08)        0.00        (0.17)        0.00        (0.22)
                                                          ---------   ---------    ---------    ---------    ---------    ---------
Before change in accounting ...........................        0.18        0.31         0.67         1.03         1.22         1.53
Cumulative effect of change in
 accounting for income taxes ..........................        0.00        0.00         0.00         0.07         0.00         0.08
                                                          ---------   ---------    ---------    ---------    ---------    ---------
NET INCOME PER SHARE ..................................   $    0.18   $    0.31    $    0.67    $    1.10    $    1.22    $    1.61
                                                          =========   =========    =========    =========    =========    =========
AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING .......................       8,782       8,920        8,852        8,917        8,872        8,664
                                                          =========   =========    =========    =========    =========    =========

                       CONDENSED STATEMENT OF CASH FLOWS

- ----------------------------------------------------------------------------------------------------------------
(Unaudited, $ in thousands)                                                          For the Nine Months Ended
                                                                                             March 31,
                                                                                      1995                1994
                                                                                    --------            --------
CASH FLOWS FROM:
OPERATING ACTIVITIES
Income from continuing operations .......................................           $  5,937            $ 10,653
Adjustments to income from continuing operations
   Depreciation and amortization ........................................              2,858               3,120
   Write-off of assets ..................................................                  0                 478
   Deferred income taxes ................................................                456                  37
   Changes in assets and liabilities:
       Trade receivables ................................................              3,424              (2,159)
       Inventories ......................................................              3,280              (3,631)
       Prepaid expenses and other .......................................                (52)                 68
       Accounts payable and accrued liabilities .........................             (4,613)                569
                                                                                    --------            --------
Net cash from continuing operations .....................................             11,290               9,135
                                                                                    --------            --------
Net cash from discontinued operations ...................................                635                (147)
                                                                                    --------            --------

INVESTING ACTIVITIES
   Additions to property, plant & equipment .............................            (28,366)            (10,482)
   Deferred preoperating costs ..........................................             (4,230)               (795)
   Other    .............................................................                395                (300)
                                                                                    --------            --------
Net cash from investing activities ......................................            (32,201)            (11,577)
                                                                                    --------            --------

FINANCING ACTIVITIES
   Long-term borrowing ..................................................             17,800                   0
   Treasury stock transactions and other, net ...........................             (1,149)                323
                                                                                    --------            --------
Net cash from financing activities ......................................             16,651                 323
                                                                                    --------            --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ....................             (3,625)             (2,266)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ..........................              5,919              18,516
                                                                                    --------            --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ..............................           $  2,294            $ 16,250
                                                                                    ========            ========

                            CONDENSED BALANCE SHEET

- -------------------------------------------------------------------
(Unaudited, $ in thousands)                         March 31,
                                                  1995       1994
                                                --------   --------
ASSETS
Cash and cash equivalents ....................  $  2,294   $ 16,250
Receivables, net  ............................    30,113     28,177
Inventories  .................................    13,613     11,956
Deferred income taxes.........................     2,219      1,771
Prepaid expenses and other....................     1,655      1,151
Net assets of discontinued
operations - current..........................         0         23
                                                --------   --------
   Total Current Assets   ....................    49,894     59,328
Property, plant and equipment, net  ..........    56,287     25,166

Net assets of discontinued
operations - noncurrent  .....................     7,225      7,445
Investments   ................................     5,378      5,344
Other assets .................................     7,503      3,173
                                                --------   --------
   Total Assets...............................  $126,287   $100,456
                                                ========   ========

                                                     March 31,
                                                  1995       1994
                                                --------   --------
LIABILITIES AND
SHAREHOLDERS' Equity
Accounts payable and
accrued liabilities...........................  $ 17,056   $ 20,559


Current maturities on long-term debt .........         0          0
                                                --------   --------
   Total Current Liabilities .................    17,056     20,559



Deferred income taxes  .......................     1,414          0

Long-term debt, net  .........................    17,800          0

Shareholders' equity  ........................    90,017     79,897
                                                --------   --------
   Total Liabilities and
   Shareholders' Equity  .....................  $126,287   $100,456
                                                ========   ========

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OUTLOOK

Demand for our Elk Prestique premium laminated fiberglass asphalt shingles is very good in all areas of the country. With one price increase already in place, we believe that favorable market conditions will permit a second increase in June. In addition, our Shafter, Calffornia laminated fiberglass asphalt roofing shingle plant should be coming on-line just when market demand in California is significantly above calendar year 1994's depressed levels.

     Presently, we expect higher shipments of our Elk Prestique premium laminated fiberglass asphalt shingles will lead to higher fourth quarter sales; however, operating profit will be affected as a result of lower prices, higher raw material costs and the initial operating losses as the new Shafter plant gets up and running. Looking ahead to fiscal 1996, however, we expect sales and earnings should show solid improvement over fiscal 1995. Sales and earnings in the years ahead should also benefit from increasing sales and production levels at the two new plants.



                                                       /s/ ROY E. CAMPBELL
                                                       Roy E. Campbell
                                                       Chairman and President

                                                       April 28, 1995



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                                   [PICTURE]

The introduction of the new patented enhanced Prestique High Definition premium laminated fiberglass asphalt shingles in fiscal 1995 continues Elk's leadership position in product innovation. A few years ago, Elk introduced the original patented Prestique High Definition shingles with a new shading effect for a thicker appearance. Now, the new enhanced High Definition design, with its improved shading effect, provides more impressive definition than ever.

     New enhanced High Definition shingles are available in both Prestique Plus and Prestique I premium laminated designs and in a variety of colors to compliment any style of roof. Other product innovations from Elk, such as Z(R) ridge and Seal-A-Ridge(R) Plus ridge products and Elk's matching roof accessory paint, continue to make Elk The Premium Choice(R) for discerning homeowners, architects and builders all across the country.

                                 [ELCOR LOGO]

                         Wellington Centre, Suite 1000
                             14643 Dallas Parkway
                           Dallas, Texas 75240-8871